Exhibit 12.1

	Quarter Ended March 31,	Full Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations	$(8,870,127)	$(39,811,935)	$(654,951,776)	$17,387,875	$64,006,000	$43,279,000
Less: net income (loss) from noncontrolling interests	60,000	(846,000)	(8,433,000)	309,000	12,000	—

Total earnings (deficit)	(8,930,127)	(38,965,935)	(646,518,776)	17,078,875	63,994,000	43,279,000
Fixed charges:
Interest expense on debt and capitalized lease obligations	229,788	1,281,559	2,011,073	1,003,434	2,451,080	8,592,188
Amortization of debt discount and expense	—	—	—	224,000	974,000	3,876,000
Appropriate portion (1/3) of rentals	1,251,387	4,518,423	4,768,140	3,568,914	2,294,702	1,654,344

Total fixed charges	1,481,175	5,799,982	6,779,213	4,796,348	5,719,782	14,122,532

Earnings (deficit) plus fixed charges	$(7,448,952)	$(33,165,953)	$(639,739,563)	$21,875,223	$69,713,782	$57,401,532

Ratio of earnings (deficit) to fixed charges (a)	N/A (b)	N/A (b)	N/A (b)	4.6	12.2	4.1

(a)

The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes by fixed charges from operations for the periods indicated. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) one-third of all rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense. Fixed charges excludes any interest on uncertain tax positions, which the registrant recognizes as a component of income tax expense.

(b)

Due to the registrants loss, the ratio coverage was less than 1:1. To acheive a coverage ratio of 1:1, the registrant must generate additional earnings of $8,930,127, $38,965,935 and $646,518,776 for the periods presented 2017, 2016 and 2015, respectively. Excluding goodwill and other intangible assets impairment charges recorded in the fourth quarter of 2015, the registrant would need to generate additional earnings of $109,339,693 to acheive a coverage ratio of 1:1 for the year ended December 31, 2015.